07026855

Garanti

RECEIVED

2007 SEP 21 A 7:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

September 17, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

It has been resolved at the Board of Directors' meeting held on September 15, 2007 that:

(i) A new company, Garanti Financial Services N.V. (Holland), be established with the purpose of cross border expansions and the Head Office be authorized to conduct necessary acts for the execution of incorporation procedures and the application to the relevant official authorities in this regard, and

(ii) A new company, Garanti Konut Finansmani Hizmetleri A.S., be established to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies.

Regards,

Garanti Bank

PROCESSED

SEP 26 2007

THOMSON
FINANCIAL

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

9/21

END